FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of November, 2009
Commission File Number: 033-51000
VIDEOTRON LTD./VIDÉOTRON LTÉE
(Exact name of registrant as specified in its charter)
612 St-Jacques, Montreal, Canada, H3C 4M8
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐       No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐       No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

QUARTERLY REPORT
2009 FISCAL YEAR
VIDEOTRON LTD
INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Nine-month Period
January 1, 2009 — September 30, 2009
November 9, 2009

VIDEOTRON LTD.
Interim Consolidated Financial Statements
For the three-month and nine-month periods ended September 30, 2009
(Unaudited)

MANAGEMENT DISCUSSION AND ANALYSIS
COMPANY PROFILE
Videotron Ltd. (the “Company”) is a wholly-owned subsidiary of Quebecor Media Inc. (the parent company) and is a subsidiary of Quebecor Inc. (the ultimate parent company). The Company is a cable service provider in the province of Québec for pay-television services, Internet access and telephony services. The Company also provides business telecommunication services, wireless communication services and operates a chain of video stores.
The following Management Discussion and Analysis covers the main activities in the third quarter of 2009 and the major changes from the last financial year. It should be read in conjunction with the information in the Annual Report for the financial year ended December 31, 2008 (Form 20F), which is available on the Web site of the U.S. Securities and Exchange Commission at www.sec.gov.
HIGHLIGHTS SINCE JUNE 30, 2009
•	We recorded our best third quarter ever, with a net income of $148.5 million, up 38.5% from the same period in 2008.

•
We continued to register strong growth in the third quarter of 2009, posting substantial customer base increases for our four major products: cable television, Internet access, cable telephone and wireless telephone. It was the 17th consecutive quarter of growth for all the Company’s services.

•
Following an out-of-court settlement, the government agreed not to claim the unpaid Part II fees for the period of September 1, 2006 through August 31, 2009. In view of this settlement, the Company will reverse in the fourth quarter of 2009 a $33.8 million provision for unpaid Part II fees as of August 31, 2009. See “Other issues” for more details about this matter.

•
On October 21, 2009, the Company contracted a subordinated loan of $820.0 million from Sun Media Corporation, a wholly-owned subsidiary of the parent company, bearing interest at a rate of 11.24%, payable semi-annually on June 20 and December 20, and maturing on October 21, 2024. The subordinated loan is pre-payable by the Company in whole or in part, including accrued interest, at any time prior to maturity. On the same day, the Company invested the total proceeds of $820.0 million into 41 Class C preferred shares, of Sun Media Corporation. The Class C Preferred Shares are redeemable at the option of the Sun Media Corporation or retractable at the option of the Company at the paid-up value, are non-voting and carrying a 11.25% annual fixed cumulative preferential dividend payable semi-annually on June 20 and December 20.

As a result of these tax consolidation transactions, Sun Media Corporation will receive a cash consideration from the Company in exchange for the tax benefits to be transferred.
NON-GAAP FINANCIAL MEASURES
We use certain supplemental financial measures that are not calculated in accordance with or recognized by accounting principles generally accepted in Canada (“Canadian GAAP”) or accounting principles generally accepted in the United States (“U.S. GAAP”) to assess our financial performance. We use non-GAAP financial measures, such as operating income and average monthly revenue per user, which we refer to as ARPU, because we believe that they are meaningful measures of our performance. Our method of calculating these non-GAAP financial measures may differ from the methods used by other companies and, as a result, the non-GAAP financial measures presented in this quarterly report may not be comparable to other similarly titled measures disclosed by other companies.

MANAGEMENT DISCUSSION AND ANALYSIS
Operating Income
We define operating income, reconciled to net income under Canadian GAAP, as net income before amortization, financial expenses, gain (loss) on valuation and translation of financial instruments, income taxes and non-controlling interest. Operating income margin is operating income as a percentage of operating revenues. Operating income, and ratios using this measure, are not intended to be regarded as an alternative to other financial operating performance measures, or to the statement of cash flows as a measure of liquidity. Operating income is not intended to represent funds available for debt service, reinvestment, distributions of dividends, or other discretionary uses, and should not be considered in isolation from, or as a substitute for, our financial information reported under Canadian GAAP and U.S. GAAP. We use operating income because we believe that it is a meaningful measure of performance since operating income excludes, among other things, certain non-cash items and items that are not readily comparable from year to year. Operating income is also commonly used in the sector in which we operate, as well as by the investment community to analyze and compare companies in our fields of activity. Operating income has limitations as an analytical tool, including:
•
although amortization is a non-cash charge, the assets being amortized will often have to be replaced in the future, and operating income does not reflect cash requirements for such capital expenditures;

•	it does not reflect income tax expense or the cash necessary to pay income taxes;

•	it does not reflect financial expenses or the cash necessary to pay financial expenses; and

•	it does not include the gain and loss of using financial instruments.
It should be noted that our definition of operating income may not be identical to similarly titled measures reported by other companies, limiting its usefulness as a comparative measure. We provide a reconciliation of operating income to net income as disclosed in our consolidated financial statements in table 1 below.
Table 1
Reconciliation between the operating income measure used in this report and the net income measure used in the consolidated financial statements
(in millions of Canadian dollars)

	Three-months		Nine-months
	ended September 30		ended September 30
	2009	2008	2009	2008

Operating Income	$235.7	$200.7	$692.0	$579.7
Amortization	(59.8)	(53.5)	(177.3)	(159.6)
Financial expenses	(21.3)	(24.0)	(54.5)	(74.1)
Gain (loss) on valuation and translation of financial instruments	20.9	(0.2)	42.0	11.5
Other	(0.1)	—	1.7	—
Income taxes	(26.7)	(15.7)	(63.0)	(41.6)
Non-controlling interest	—	(0.1)	(0.2)	(0.1)

Net Income	$148.5	$107.2	$440.8	$315.9

MANAGEMENT DISCUSSION AND ANALYSIS
Average Revenue per User
Average monthly revenue per user (“ARPU”) is an industry metric that we use to measure our cable, Internet and telephony revenues per month per average basic cable customer. ARPU is not a measurement consistent with Canadian GAAP or U.S. GAAP. We calculate ARPU by dividing our combined cable television, Internet access and telephony revenues by the average number of basic cable customers during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.
2009/2008 third quarter COMPARISON
Revenues: $503.4 million, an increase of $50.8 million (11.2%).
•
Combined revenues from all cable television services increased by $15.7 million (7.7%) to $218.7 million. This growth was primarily due to an increase in the average number of basic cable customers, the continuing migration of our customers from analog to digital services, an increase of subscribers to our High Definition packages, as well as the price increases implemented in March 2009, partially offset by higher bundling discounts due to the increase in Internet and cable telephony customers. ARPU for our cable television services increased from $40.38 in the third quarter of 2008 to $41.76 in the same period of 2009, reflecting price increases, and the migration from analog to digital.

•
Revenues from Internet access services increased by $21.4 million (17.4%) to $144.7 million. The improvement was mainly due to an increase in the average number of cable-modem Internet customers, along with increased revenues from usage of bandwidth over the limits stipulated in the contracts with our customers and price increases implemented in March 2008 and March 2009. In the third quarter ended September 30, 2009, ARPU for our Internet services increased from $40.34 in 2008 to $42.58 in 2009. This increase was due to higher usage revenues, migration of our customers to more expensive packages and price increases.

•
Revenues from cable telephony services increased by $18.2 million (25.0%) to $90.9 million, essentially because of customer growth. In the third quarter ended September 30, 2009, ARPU for our cable telephony services increased from $31.35 in 2008 to $31.63 in 2009. This increase was mainly due to higher revenues per user in our small businesses customer base.

•
Revenues from wireless telephony services increased by $2.8 million (33.9%) to $11.0 million, essentially because of customer growth. In the third quarter ended September 30, 2009, ARPU for our wireless telephony services decreased from $48.34 in 2008 to $47.91 in 2009. This decrease was mainly due to customers choosing less expensive monthly plans in 2009 than for the same period in 2008 and to lower long distance revenues per user.

•	Revenues from business solutions increased $0.2 million (1.6%) to $14.6 million.

•
Revenues of Le SuperClub Vidéotron ltée decreased $7.4 million (-53.6%) to $6.5 million, primarily because of the franchising of corporate stores and some store closings, partly offset by an increase in royalty revenues. However, the operating margin of this segment in the third quarter of 2009 remained quite stable at $3.0 million, compared to $3.5 million for the same period in 2008.

•	Other revenues, which represent mainly sales of equipment to customers, slightly decreased by $0.3 million at $16.9 million compared to $17.2 million in 2008.
Monthly combined ARPU: $88.85, compared to $81.01 in the same quarter of 2008, an increase of $7.84 (9.7%).

MANAGEMENT DISCUSSION AND ANALYSIS
Customer statistics
Cable television — The combined customer base for cable television services increased by 27,100 (1.6%) in the third quarter of 2009 (compared with an increase of 31,500 in the same quarter of 2008) and by 68,200 (4.0%) in the 12-month period ended September 30, 2009 (see Table 2). As of September 30, 2009, our cable network had a household penetration rate (number of subscribers as a proportion of 2,573,579 total homes passed as of the end of September 2009) of 68.4% versus 66.8% a year earlier.
•
The number of subscribers to illico Digital TV stood at 1,042,400 at the end of the third quarter of 2009, an increase of 52,100 or 5.3% during the quarter (compared with an increase of 46,200 in the third quarter of 2008) and a year-over-year increase of 165,700 (18.9%). At September 30, 2009, illico Digital TV had a household penetration rate of 40.5%, compared with 34.6% a year earlier. As of September 30, 2009, 59.2% of our cable television customer base subscribed to our digital services, compared to 51.8% a year ago.

•
The customer base for analog cable television services decreased by 25,000 (-3.4%) in the third quarter of 2009 (compared with a decrease of 14,700 customers in the same quarter of 2008) and by 97,500 (-12.0%) over a one-year period, primarily as a result of customer migration to illico Digital TV.

Internet access — The number of subscribers to cable Internet access services stood at 1,145,400 at the end of the third quarter of 2009, an increase of 35,500 (3.2%) from the previous quarter (compared with an increase of 42,500 in the third quarter of 2008) and an increase of 114,000 (11.1%) from the end of the third quarter of 2008 (see Table 2). At September 30, 2009, cable Internet access services had a household penetration rate of 44.5%, compared with 40.7% at September 30, 2008.
Cable telephony — The number of subscribers to cable telephony services stood at 979,100 at the end of the third quarter of 2009, an increase of 44,300 (4.7%) from the previous quarter (compared with an increase of 55,000 in the third quarter of 2008) and an increase of 181,200 (22.7%) from the end of the third quarter of 2008 (see Table 2). At September 30, 2009, the IP telephone service had a household penetration rate of 38.0%, compared with 31.5% at September 30, 2008.
Wireless telephony — At September 30, 2009, there were 79,800 lines activated to our wireless telephony services, an increase of 6,300 (8.6%) from the previous quarter (compared with an increase of 4,000 in the third quarter of 2008) and an increase of 21,200 (36.2%) from the end of the third quarter of 2008 (see Table 2).
Table 2
End-of-quarter customer numbers
(in thousands of customers)

	Sept. 09	June 09	March 09	Dec. 08	Sept. 08	June 08
Cable television
Analog	717.3	742.3	766.0	788.3	814.8	829.5
Digital	1,042.4	990.3	963.2	927.3	876.7	830.5

Total cable television	1,759.7	1,732.6	1,729.2	1,715.6	1,691.5	1,660.0

Cable Internet	1,145.4	1,109.9	1,089.3	1,063.8	1,031.4	988.9

Cable telephony	979.1	934.8	890.9	852.0	797.9	742.9

Wireless telephony (in thousands of lines)	79.8	73.5	68.0	63.4	58.6	54.6

MANAGEMENT DISCUSSION AND ANALYSIS
Operating income: $235.7 million in the third quarter of 2009, an increase of $35.0 million (17.4%).
•	The increase was primarily due to:
•	customer growth for all services;
•	migration of our customers to more expensive packages and higher usage revenues in cable Internet access services; and
•	price increases on our cable television services and cable Internet access services.
Partially offset by:
•	higher bundling discounts;
•	increase in our subscriber equipment subsidies due to higher high-end digital terminal sales in the quarter;
•	negative impact of the introduction of local programming improvement fund;
•	increase in our call center and network maintenance to support our growth; and
•	increase in our marketing expenses.
Operating margin (operating income as a percentage of revenues): 46.8% in the third quarter of 2009, compared with 44.3% in the same period of the previous year. This increase is mostly due to the fact that our revenues are growing at a steadier rate than our expenses, in part because of an increase in the percentage of our customers subscribing to two or more services.
Amortization charges: $59.8 million, an increase of $6.3 million.
•	The increase was mainly due to an increase in the acquisition of fixed and intangible assets, mostly related to telephony and Internet access services and the modernization of our network.
Financial expenses: $21.3 million, a decrease of $2.8 million.
•	The decrease was mainly due to:
•	lower base interest rates;
•	$0.6 million gain in the third quarter of 2009 (loss of $1.0 million in the same period in 2008) on foreign currency translation of short-term monetary items.
•	The increase in interest caused by higher indebtedness was largely capitalized to additions to fixed assets and to acquisitions of intangible assets.
Valuation and translation of financial instruments: a gain of $20.9 million compared with a $0.2 million loss last year, an increase of $21.1 million related to changes in fair value of financial instruments, including embedded derivatives due to changing yield curves.
Income tax expense: $27.0 million (effective tax rate of 15.4%), compared with $15.7 million in the same period of 2008 (effective tax rate of 12.8%).
•	The low rate in 2009 was mainly due to $19.0 million in non-taxable dividend from the parent company ($21.8 million in 2008).
The increase in the rate in the third quarter of 2009 compared to the same period of last year is due to the increase in taxable income, while the parent company dividend remained relatively stable compared to last year.
Net income: $148.5 million, an increase of $41.3 million (38.5%).
•	The increase was mainly due to:
•	$35.0 million increase in operating income (taxable at an average rate of 15.4%); and
•	increase of $21.1 million in the gain on valuation and translation of financial instruments.

MANAGEMENT DISCUSSION AND ANALYSIS
Partially offset by:
•	$4.2 million charge due to the increase in income taxes rate from 12.8% in 2008 to 15.4% in 2009; and

•	$6.3 million increase in the amortization charge.
2009/2008 YEAR-TO-DATE COMPARISON
Revenues: $1,468.3 million, an increase of $137.6 million (10.3%).
•
Combined revenues from all cable television services increased by $45.1 million (7.5%) to $646.8 million. This growth was primarily due to an increase in the average number of basic cable customers, the continuing migration of our customers from analog to digital services, an increase of subscribers to our High Definition packages, as well as the price increases implemented in March 2008 and March 2009, partially offset by higher bundling discounts due to the increase in Internet and cable telephony customers.

•
Revenues from Internet access services increased by $54.5 million (14.8%) to $421.9 million. The improvement was mainly due to an increase in the average number of cable-modem Internet customers, along with increased revenues from usage of bandwidth over the limits stipulated in the contracts with our customers, migration of our customers to more expensive packages and price increases implemented in March 2008 and March 2009.

•	Revenues from cable telephony services increased by $52.0 million (25.0%) to $259.5 million, essentially because of customer growth.

•	Revenues from wireless telephony services increased by $7.0 million (30.4%) to $30.1 million, essentially because of customer growth.

•	Revenues from business solutions decreased $4.3 million (-8.9%) to $43.7 million, due to the end of a major contract.

•
Revenues of Le SuperClub Vidéotron ltée decreased $16.5 million (-40.3%) to $24.4 million, primarily because of the franchising of corporate stores, sale of the StarStruck Entertainment chain and some store closings, partly offset by an increase in royalty revenues. However, the operating margin of this segment in the first nine-month of 2009 nearly remained stable at $9.5 million to $9.9 million for the same period in 2008.

•	Other revenues, which represent mainly sales of equipment to customers, remained stable at $41.8 million.
Monthly combined ARPU: $87.04, compared with $80.33 in the same period of 2008, an increase of $6.71 (8.4%).
Operating income: $692.0 million in the first nine-month of 2009, an increase of $112.3 million (19.4%).
•	The increase was primarily due to:
•	customer growth for all services;

•	migration of our customers to more expensive packages and higher usage revenues in cable Internet access services;

•
price increases on our cable television services and cable Internet access services; and favourable variance of $13.3 million related to recognition in the second quarter of 2008 of a $19.5 million charge for CRTC Part II licence fees covering the period from September 1, 2006 to September 30, 2008 following the Federal Court of Appeal decision of April 29, 2008. Please see the section “Other issues” below for more details on this matter.

MANAGEMENT DISCUSSION AND ANALYSIS
Partially offset by:
•	higher bundling discounts;

•	increase in the cost of our subscriber equipment and network support agreements due to the weakness of the Canadian dollar;

•	increase in our call center and network maintenance to support our growth; and

•	increase in our marketing expenses.
Operating margin (operating income as a percentage of revenues): 47.1% in the first nine-month of 2009, compared with 43.6% in the same period of the previous year. This important increase is mostly due to the recognition of a $19.5 million retroactive charge for CRTC Part II licence fees in June 2008. For the first nine-month of 2009, we accrued $9.2 million in CRTC part II fees, compared to $22.5 million for the same period last year.
Amortization charge: $177.3 million, an increase of $17.7 million.
•	The increase was mainly due to the acquisition of fixed and intangible assets, mostly related to telephony and Internet access services and the modernization of our network.
Financial expenses: $54.5 million, a decrease of $19.6 million.
•	The decrease was mainly due to:
•	lower base interest rates;
•	$8.9 million gain in first nine-month of 2009 (a loss of $4.3 million in the same period in 2008) on foreign currency translation of short-term monetary items.
•	The increase in interest caused by higher indebtedness was largely capitalized to additions to fixed assets and to acquisitions of intangible assets.
Valuation and translation of financial instruments: a gain of $42.0 million, an increase of $30.5 million, related to changes in fair value of financial instruments, including embedded derivatives due to changing yield curves.
Income tax expense: $63.0 million (effective tax rate of 12.5%), compared with $41.7 million in the same period of 2008 (effective tax rate of 11.6%).
•	The low rate in 2009 was mainly due to:
•	$56.1 million in non-taxable dividend from the parent company ($64.7 million in 2008); and

•	$14.0 million due to the recognition of a deferred tax credit ($5.7 million in 2008).
The increase in the rate in the nine-month period of 2009 compared to the same period of last year is due to the increase in taxable income, while the parent company dividend remained relatively stable compared to last year.
Net income: $440.8 million, an increase of $124.9 million (39.6%).
•	The increase was mainly due to:
•	$112.3 million increase in operating income (taxable at an average rate of 12.5%);

•	$19.6 million decrease in financial expenses; and

•	$30.5 million increase in the gain on valuation and translation of financial instruments.
Partially offset by:
•	$17.7 million increase in amortization; and

•	$15.1 million charge due to the increase in income taxes rate from 11.6% in 2008 to 14.6% in 2009.

MANAGEMENT DISCUSSION AND ANALYSIS
Other issues
In 2003 and 2004, a number of companies, including Videotron, brought suit against the Crown before the Federal Court alleging that the Part II license fees (“Part II fees”) paid annually by broadcasters and broadcasting distribution undertakings constituted, in fact and in law, unlawful taxes under the Broadcasting Act (Canada). Following a Federal Court of Appeal judgment in 2008 overturning a Federal Court ruling in favour of the plaintiffs, leave to appeal to the Supreme Court of Canada was granted in 2008. On October 7, 2009, the parties in this case, including Videotron, signed an out-of-court settlement whereby the plaintiff companies withdrew their legal challenge and monetary claims, and the government agreed not to claim the unpaid Part II fees for the period of September 1, 2006 through August 31, 2009. In view of this settlement, the Company will reverse in the fourth quarter of 2009 a $33.8 million provision for unpaid Part II fees as of August 31, 2009. Under the out-of-court settlement, the government also undertook to recommend that the CRTC amend its regulations to limit the amount of the Part II fees for the period subsequent to August 31, 2009.
CASH FLOWS AND FINANCIAL POSITION
Operating activities
Cash flows provided by operating activities: $259.4 million in the third quarter of 2009, compared with $177.6 million in the same quarter of 2008, an increase of $81.8 million (46.1%)
•	The increase was mainly due to:
•	$35.0 million increase in operating income; and
•	$42.8 million increase in non-cash balances related to operations, mainly due to an increase in accounts payables.
For the nine-month period ended September 30, 2009, cash flows provided by operating activities were $610.1 million in 2009 compared to $471.2 million for the same period in 2008, an increase of $138.9 million (29.5%).
•	The increase was mainly due to:
•	$112.3 million increase in operating income;

•	$11.3 million decrease in non-cash balances related to operations; and

•	$14.0 million due to the net effect of payments on fixed assets and foreign currency translation.
Investing activities
Cash flows used in investing activities: $136.9 million in the third quarter of 2009, compared with $449.0 million in the same quarter of 2008, a decrease of $312.1 million.
•	The increase was mainly due to:
•	in May 2008, the Company subscribed to 354,549,000 preferred shares, Series B, of 9193-2962 Québec Inc., a subsidiary of Quebecor Media Inc., for a total consideration of $354.5 million.
Partially offset by:
•	$31.9 million increase in the acquisition of fixed assets; and

•	$10.2 million increase in the acquisition of intangible assets.
For the nine-month period ended September 30, 2009, cash flows used by investing activities were $565.6 million in 2009 compared to $1,436.1 million for the same period in 2008, a decrease of $870.5 million.

MANAGEMENT DISCUSSION AND ANALYSIS
•	The increase was mainly due to:
•	acquisition in 2009 of $190.0 million of shares of a company under common control for tax planning purposes, compared to $585.0 million in the same period of 2008; and
•	in 2008, the Company subscribed to 554,549,000 preferred shares, Series B, of 9193-2962 Québec Inc., a subsidiary of Quebecor Media Inc., for a total consideration of $554.5 million.
Partially offset by:
•	increase of $51.8 million in 2009 in the acquisition of fixed assets; and
•	increase of $36.3 million in 2009 in the acquisition of intangible assets.
Additions to fixed and intangible assets: $137.8 million in the third quarter of 2009, compared to $95.7 million in the same quarter of 2008, an increase of $42.1 million (44.0%). On a year-to-date basis, we added $386.7 million of fixed and intangible assets, compared with $298.6 million in the same period in 2008, an increase of $88.1 million (29.5%).
•	This growth was mainly due to investments in our 3G network, our telephony and Internet access services and the modernization of our network.
AWS Network: The AWS project has progressed through several stages since its start. As of September 30, 2009, all service and switching platforms had been installed, as well as the interconnections with Videotron’s existing network. Multi-phase testing is currently under way to ascertain the reliability of the platforms, but the equipment is already operational. Leases have been signed or tower-sharing requests accepted for nearly 60% of the antenna sites required for the launch. The equipment has been installed or is being installed at most of the sites for which an agreement has been signed. Plans call for the new High Speed Packet Access (“HSPA”) network to be operational in the second quarter of 2010.
In accordance with its AWS network build-out plan, Videotron intends to finance future disbursements from cash on hand, funds generated by operations and, if necessary, available unused lines of credit.
Financing activities
Cash flows (used in) provided by financing activities: $33.1 million used in the third quarter of 2009, compared with $271.4 million provided in the same quarter of 2008.
•	The $304.5 million decrease was mainly due to:
•	net borrowings under bank credit facility of $247.5 million in 2008 compared to none in 2009. The bank credit facility wasn’t used in 2009 due to the issuance of long term debt;
•	increase in bank indebtness of $25.7 million in 2008 compared to none in 2009; and
•	payment of dividends of $33.0 million in 2009 (none in 2008) to its parent company, Quebecor Media Inc.
For the nine-month period ended September 30, 2009, cash flows provided by financing activities were $116.0 million in 2009 compared to $964.9 million for the same period in 2008.
•	The $848.9 million decrease was mainly due to:
•	issuance in 2008 of $447.6 million of long-term debt compared to $325.5 million for the same period in 2009;

•	a decrease in net borrowings under bank credit facility of $207.7 million in 2009 compared to an increase of $120.8 million in 2008, mainly caused by the issuance of long term debt in 2009;

•	the Company contracting a subordinated loan of $585.0 million from Quebecor Media Inc. in 2008 for tax planning purposes compared to $190.0 million for the same period in 2009; and

MANAGEMENT DISCUSSION AND ANALYSIS
•	increase in bank indebtness of $41.5 million in 2008 compared to a decrease of $3.6 million in 2009.
Partially offset by:
•	a decrease of cash distributions to its parent company, Quebecor Media Inc., of $42.0 million ($188.0 million in 2009 compared to $230.0 million for the same period in 2008).
Critical Accounting Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Consequently, actual results could differ from these estimates. We believe that all of our critical accounting estimates are as described in our consolidated financial statements for the years ended December 31, 2008, 2007 and 2006, included in our annual report on Form 20-F filed for the year ended December 31, 2008, and that, apart from the adoption of the Canadian Institute of Chartered Accountants (''CICA’’) Section 3064, Goodwill and Intangible Assets described below in the “Changes in Accounting Policies and Accounting Estimates” section, there has been no change in such critical accounting estimates since December 31, 2008.
Contractual obligations
Material contractual obligations included capital repayment and interest on long-term debt, capital asset purchases and other commitments, and obligations related to financial instruments. The company entered into the following material contractual obligations in 2009:
•	On March 5, 2009, the Company issued US$260.0 million in aggregate principal amount of Senior Notes.
Apart from this obligation, there were no material changes in contractual obligations in the third quarter of 2009 compared with the disclosures in the Annual Report for the year ended December 31, 2008 (Form 20F).

		Payments Due by Period
		as of September 30, 2009
			Less than
	Total	< 1 year	1-3 years	3-5 years	> 5 years
	(in million of dollars)

Contractual obligations:
Accounts payable and accrued charges	263.5	263.5	—	—	—
6 7/8% Senior Notes due January 15, 2014	702.5	—	—	702.5	—
6 3/8% Senior Notes due December 15, 2015	186.8	—	—	—	186.8
9 1/8% Senior Notes due April 15, 2018	755.0	—	—	—	755.0
Cash Interest Expense(1)	937.8	131.0	261.4	237.2	308.2
Derivative financial instruments(2)	186.1	—	—	131.8	54.3

Total contractual cash obligations	$3,031.7	$394.5	$261.4	$1,071.5	$1,304.3

(1)	Estimate of interest to be paid on long-term debt and bank indebtedness is based on the hedged and unhedged interest rates and hedged foreign exchange rate as at September 30, 2009.

(2)	Estimated net future reimbursements on derivative financial instruments relate to foreign exchange hedging.

MANAGEMENT DISCUSSION AND ANALYSIS
Changes in Accounting Policies and Accounting Estimates
Current changes in accounting policies under Canadian GAAP
On January 1, 2009, the Company adopted Canadian Institute of Chartered Accountants (“CICA”) Section 3064, Goodwill and Intangible Assets, which replaced Section 3062, Goodwill and Other Intangible Assets, and which resulted in the withdrawal of Section 3450, Research and Development Costs and of Emerging Issues Committee (“EIC”) Abstract 27, Revenues and Expenditures During the Pre-operating Period, and which resulted also in the amendment of Accounting Guideline (“AcG”) 11, Enterprises in the Development Stage. This new standard provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition, whether those assets are separately acquired or internally developed, as well as it clarifies the application of the concept of matching revenues and expenses. The adoption of Section 3064 eliminated the deferral of start-up costs which are now recognized as an expense as they are incurred. Consequently, the Company has adjusted opening deficit as if the new rules had always been applied in the past and the prior period comparative figures have been restated. As well, the Company made reclassifications in order to present certain assets, mainly software licences, as intangible assets instead of presenting them as fixed assets. For more details on the impact of these changes on our financial statements, please refer to Note 2 of our Interim Consolidated Financial Statements for the three-month and nine-month periods ended September 30, 2009.
Current changes in accounting policies under US GAAP
On September 30, 2009, the Company adopted Accounting Standards Update (“ASU”) No. 2009-01, The FASB Accounting Standards CodificationTM and the Hierarchy of Generally Accepted Accounting Principles, previously issued as the Statement of Financial Accounting Standard No. 168. The Codification is approved as the single source of authoritative nongovernmental U.S. GAAP which does not change current U.S. GAAP, but is intended to simplify user access to all authoritative U.S. GAAP by providing all the authoritative literature related to a particular topic in one place. All existing accounting standard documents will be superseded and all other accounting literature not included in the Codification will be considered non-authoritative. The implementation of this update did not have an impact on the financial information contained herein.
As of January 1, 2009 the Company adopted SFAS 141R, Business Combinations, and SFAS 160, Non-controlling Interests in Consolidated Financial Statements, now contained in Codification Topic 805, Business Combinations, and in Codification Topic 810, Consolidation, respectively.
The provisions of SFAS 141R applied prospectively to business combinations for which the acquisition date is on or after December 31, 2008. SFAS 141R establishes new guidance on the recognition and measurement at fair value of all assets and all liabilities of the acquired business. Non-controlling interests are measured at either their fair value or at the non-controlling interest’s proportionate share of the fair value of identifiable assets and liabilities. The measurement of consideration given now includes the fair value of any contingent consideration as of the acquisition date and subsequent changes in fair value of the contingent consideration classified as a liability are recognized in earnings. Acquisition-related costs are excluded from the purchase price and are expensed as incurred. In addition, restructuring costs related to a business combination are no longer part of the purchase price equation and are expensed as incurred. The adoption of this Section has not yet created a difference between Canadian and U.S. GAAP.
The new rules under SFAS 160 establish new guidance on the accounting for non-controlling interests and for transactions with non-controlling interest. SFAS 160 requires that non-controlling interest be presented as a separate component of shareholders’ equity. In the statement of income, net income is calculated before non-controlling interest and is then attributed to shareholders and non-controlling interest. In addition, changes in the Company’s ownership interest in a subsidiary that do not result in a loss of control are now accounted for as equity transactions. The new presentation applies retroactively and U.S. GAAP prior periods figures were restated.
On January 1, 2009, the Company adopted the provisions of SFAS 157, Fair Value Measurements, now contained in Codification Topic 820, Fair Value Measurements and Disclosures, related to the guidance for using fair value to measure certain non-financial assets and non-financial liabilities, except those that are not recognized or disclosed at fair value in the financial statements on a recurring basis. The adoption had no impact on its consolidated financial statements.

MANAGEMENT DISCUSSION AND ANALYSIS
RECENT ACCOUNTING DEVELOPMENTS IN CANADA
The CICA issued three new accounting standards in January 2009: Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements, and Section 1602, Non-controlling Interests, to converge the accounting for business combinations and the reporting of non-controlling interest to International Financial Reporting Standards (“IFRS”).
Section 1582, Business Combinations, replaces Section 1581, Business Combinations, and establishes new guidance on the recognition and measurement of all assets and all liabilities of the acquired business at fair value. Non-controlling interests are measured at either their fair value or at their proportionate share of the fair value of identifiable assets and liabilities. The measurement of consideration given now includes the fair value of any contingent consideration as of the acquisition date, and subsequent changes in fair value of the contingent consideration classified as a liability are recognized in earnings. Acquisition-related costs are excluded from the purchase price and are expensed as incurred. In addition, restructuring costs related to a business combination are no longer part of the purchase price equation and are expensed as incurred. Section 1582 applies prospectively to business combinations realized in or subsequent to the first annual reporting period beginning on or after January 1, 2011.
Section 1601, Consolidated Financial Statements, and Section 1602, Non-controlling Interests, which together replace Section 1600, Consolidated Financial Statements, establish new guidance on accounting for non-controlling interests and for transactions with non-controlling interest. The new sections require that non-controlling interest be presented as a separate component of shareholders’ equity. In the statement of income, net income is calculated before non-controlling interest and is then attributed to shareholders and non-controlling interest. In addition, changes in the Company’s ownership interest in a subsidiary that do not result in a loss of control are now accounted for as equity transactions. These sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011, and have to be adopted concurrently with Section 1582.
In February 2008, Canada’s Accounting Standards Board confirmed that Canadian GAAP, as used by publicly accountable enterprises, will be fully converged to IFRS, as issued by the International Accounting Standards Board (“IASB”). For its 2011 interim and annual financial statements, the Company will be required to report under IFRS and to provide IFRS comparative information for the 2010 financial year.
IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences on recognition, measurement and disclosures. As part of the IFRS conversion project, the Company has established an implementation team, which includes a project manager, senior levels of management from all relevant departments and subsidiaries, a steering committee to oversee the project, and has also engaged an external expert advisor to assist.
Regular progress reporting to senior management and to the Audit Committee on the status of the IFRS conversion project has been established.
The conversion project consists of four phases.
“Diagnostic” Phase — This phase involves a detailed review and initial scoping of accounting differences between Canadian GAAP and IFRS, a preliminary evaluation of IFRS 1 exemptions for first-time IFRS adopters, and a high-level assessment of potential consequences on financial reporting, business processes, internal controls, and information systems.
“Design and Solutions Development” Phase — This phase involves prioritizing accounting treatment issues and preparing a conversion plan, quantifying the impact of converting to IFRS, reviewing and approving accounting policy choices, performing a detailed impact assessment and designing changes to systems and business processes, developing IFRS training material, and drafting IFRS financial statement content.
“Implementation” Phase — This phase involves embedding changes to systems, business processes and internal controls, determining the opening IFRS transition balance sheet and tax impacts, parallel accounting under Canadian GAAP and IFRS, and preparing detailed reconciliations of Canadian GAAP to IFRS financial statements.
“Post-Implementation” Phase — This phase involves conversion assessment, evaluating improvements for a sustainable operational IFRS model, and testing the internal controls environment.

MANAGEMENT DISCUSSION AND ANALYSIS
The Company has completed the diagnostic phase and the project design, has developed solutions for most of the important topics and is continuing to develop and execute its project implementation strategy. Initial training has been provided to key employees and further investment in training and resources will be made throughout the transition to facilitate a timely and efficient changeover to IFRS.
Management has assessed the exemptions from full retrospective application available under IFRS 1, First-Time Adoption of International Financial Reporting Standards, and their potential impacts on the Company’s financial position.
Upon adoption of IFRS, the exemptions that could result in material impacts being considered by the Company are as follows:

Exemption	Application of Exemption

Business Combinations	The Company expects to elect not to restate any business combinations that occurred prior to January 1, 2010.

Employee Benefits	The Company expects to elect to recognize cumulative actuarial gains and losses arising from all of its defined benefit plans in opening retained earnings on transition.
Management is in the process of quantifying the expected material differences between IFRS and the current accounting treatment under Canadian GAAP. Differences with respect to recognition, measurement, presentation and disclosure of financial information are expected to be in the following key accounting areas:

Key accounting area	Differences with potential impact for the Company

Presentation of Financial Statements (IAS 1)	• Additional disclosures in the notes to financial statements

Property, Plant and Equipment (IAS 16)	• Componentization of significant real estate for separate amortization over a shorter useful life

• Remaining carrying values of underlying buildings subject to componentization are amortized over a longer useful life

• No capitalization of start up costs incurred on certain built-to-suit assets prior to substantial completion

Impairment of Assets (IAS 36)	• Grouping of assets in cash generating units (CGU) on the basis of independent cash inflows for the purpose of impairment testing, using a discounted cash flow method (DCF) in a single-step approach

• Goodwill is allocated to and tested in conjunction with its related CGU or group of CGUs that benefit from the collective synergies

• Under certain circumstances, previous impairment taken (other than goodwill) is required to be reversed

Income Taxes (IAS 12)	• The recognition and measurement criteria for deferred tax assets and liabilities may differ.

(Subject to the adoption at transition of a revised IAS 12 standard)

MANAGEMENT DISCUSSION AND ANALYSIS

Key accounting area	Differences with potential impact for the Company

Employee Benefits (IAS 19)	• Immediate recognition of vested past service costs to opening retained earning at transition and to income subsequent to transition.

• After transition, an entity may recognize actuarial gains and losses, as they occur, in Other Comprehensive Income (OCI), with no impact to income.

•   The limit to which a net benefit asset can be recognized under certain circumstances (“asset ceiling”) under IFRS is calculated differently and may have a material impact at the date an actuarial valuation is performed.

Business Combinations and Minority Interests (IFRS 3R)
•   Acquisition-related and restructuring costs are expensed as incurred and contingent consideration is recorded at its fair value on the acquisition date, and subsequent changes in fair value of the contingent consideration classified as a liability are recognized in earnings.

• Changes in ownership interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

• Non-controlling interest is presented as a separate component of shareholders’ equity.

Related party transactions
•   Certain prior period related party transactions accounted for at the carrying value under Canadian GAAP may need to be restated to fair value or the amount of agreed consideration, when the recognition and measurement criteria differ under IFRS.

Share-based Payment (IFRS 2)
•   The liability related to share-based payments made to employees that call for settlement in cash or other assets is recognized at fair value at the initial grant date and re-measured at fair value at the end of each subsequent reporting. Each installment is accounted for as a separate arrangement.

Provisions and contingencies (IAS 37)
•   A different threshold is used for the recognition of a contingent liability which could impact the timing of when a provision may be recorded. At transition, liabilities for severances payments and contract termination penalty may be adjusted, with the corresponding effect to opening retained earnings.

This is not an exhaustive list of all the significant impacts that could occur during the conversion to IFRS.
Additionally, the Company has prepared a preliminary IFRS financial statement format in accordance with IAS 1, Presentation of Financial Statements, and is in the process of analysing the contractual implications of the new policy choices on financing arrangements and similar obligations. The effects on information technology, data systems, and internal controls are also being analysed; the Company does not expect that significant modifications will be necessary on conversion.
At this time, the comprehensive impact of the changeover on the Company’s future financial position and results of operations is not yet determinable. Management expects to complete this assessment in time for parallel recording of financial information in accordance with IFRS.
The Company continues to monitor and assess the impact of evolving differences between Canadian GAAP and IFRS, since the IASB is expected to continue issuing new accounting standards during the transition period. As a result, the final impact of IFRS on the Company’s consolidated financial statements can only be measured once all the applicable IFRS at the conversion date are known.

MANAGEMENT DISCUSSION AND ANALYSIS
The Company’s IFRS conversion project is progressing according to schedule. As the project advances, the Company could alter its intentions and the milestones communicated at the time of reporting as a result of changes to international standards currently in development or in light of new information or other external factors that could arise from now until the changeover has been complete.
Forward-looking statements
This quarterly report contains forward-looking statements with respect to our financial condition, results of operations, business strategies and certain plans and objectives. These forward-looking statements are made pursuant to the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which we operate, as well as beliefs and assumptions made by our management. Such statements include, in particular, statements about our plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: our anticipated business strategies; anticipated trends in our business; and our ability to continue to control costs. We can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to:
•	general economic, financial or market conditions;

•	the intensity of competitive activity in the industries in which we operate, including competition from alternative means of programs and content transmission;

•
unanticipated higher capital spending required to address continued development of competitive alternative technologies or the inability to obtain additional capital to continue the development of our business;

•	our ability to implement successfully our business and operating strategies and manage our growth and expansion ;

•	our ability to successfully pursue a strategy of becoming a facilities-based wireless provider;

•	disruptions to the network through which we provide our digital television, Internet access and telephony services, and our ability to protect such services from piracy;

•	labour disputes or strikes;

•	changes in our ability to obtain services and equipment critical to our operations;

•
changes in laws and regulations, or in their interpretations, which could result, among other things, in the loss (or reduction in value) of our licences or markets or in an increase in competition, compliance costs or capital expenditures;

•	our substantial indebtedness and the restrictions on our business imposed by the terms of our debt; and

•	interest rate fluctuations that affect a portion of our interest payment requirements on long-term debt.
We caution you that the above list of cautionary statements is not exhaustive. These and other factors are discussed in further detail elsewhere in the Annual Report on Form 20F, included under the section “Risk Factors”. Each of these forward-looking statements speaks only as of the date of this report. We disclaim any obligation to update these statements unless applicable securities laws require us to do so. We advise you to consult any documents we may file or furnish with the U.S. Securities and Exchange Commission, or the SEC.

VIDEOTRON LTD.
Interim Consolidated Statements of Income
(in thousands of Canadian dollars)
(Unaudited)

	Three months ended September 30		Nine months ended September 30
	2009	2008	2009	2008
		(restated — note 2)		(restated — note 2)

Operating revenues:
Cable television	$218,741	$203,000	$646,842	$601,751
Internet	144,696	123,264	421,946	367,460
Telephony	90,934	72,741	259,511	207,566
Wireless telephony	11,033	8,240	30,084	23,069
Business solution	14,606	14,372	43,713	47,981
Video stores	6,458	13,833	24,424	40,900
Other	16,915	17,181	41,798	41,978

	503,383	452,631	1,468,318	1,330,705

Direct costs and operating expenses	267,699	251,962	776,324	750,964

Amortization	59,831	53,515	177,268	159,559

Financial expenses (note 3)	21,252	24,017	54,527	74,108

(Gain) loss on valuation and translation of financial instruments (note 4)	(20,914)	169	(41,987)	(11,534)

Other	83	—	(1,717)	—

Income before income taxes and non-controlling interest	175,432	122,968	503,903	357,608

Income taxes:
Current	(79)	125	1,991	284
Future	27,048	15,604	60,978	41,366

	26,969	15,729	62,969	41,650

	148,463	107,239	440,934	315,958

Non-controlling interest	(13)	52	156	107

Net income	$148,476	$107,187	$440,778	$315,851

See accompanying notes to unaudited interim consolidated financial statements.

VIDEOTRON LTD.
Interim Consolidated Statements of Comprehensive Income
(in thousands of Canadian dollars)
(Unaudited)

	Three months ended September 30		Nine months ended September 30
	2009	2008	2009	2008
		(restated — note 2)		(restated — note 2)

Net income	$148,476	$107,187	$440,778	$315,851

Other comprehensive income (loss):
Gain (loss) on valuation of derivative financial instruments	238	21,529	(9,072)	(3,251)
Income taxes	9,616	(7,468)	18,649	(1,086)

	9,854	14,061	9,577	(4,337)

Comprehensive income	$158,330	$121,248	$450,355	$311,514

See accompanying notes to unaudited interim consolidated financial statements.

VIDEOTRON LTD.
Interim Consolidated Statements of Shareholder’s Equity
(in thousands of Canadian dollars)
(Unaudited)

				Accumulated
	Capital		Retained	other	Total
	stock	Contributed	earnings	comprehensive	shareholder’s
	(note 8)	surplus	(deficit)	loss (note 9)	equity

Balance as at December 31, 2007, as previously reported	$46,177	$576,979	$(356,744)	$(7,302)	$259,110

Cumulative effect of changes in accounting policies (note 2)	—	—	(1,913)	—	(1,913)

Balance as at December 31, 2007, as restated	46,177	576,979	(358,657)	(7,302)	257,197
Net income (note 2)	—	—	315,851	—	315,851
Related party transactions	—	—	202	—	202
Dividends	—	—	(110,000)	—	(110,000)
Other comprehensive loss	—	—	—	(4,337)	(4,337)

Balance as at September 30, 2008, as restated	46,177	576,979	(152,604)	(11,639)	458,913
Net income (note 2)	—	—	81,026	—	81,026
Related party transactions	—	—	(1,304)	—	(1,304)
Reduction in paid-up capital (note 8)	(46,176)	(73,824)	—	—	(120,000)
Other comprehensive loss	—	—	—	(15,459)	(15,459)

Balance as at December 31, 2008, as restated	1	503,155	(72,882)	(27,098)	403,176
Net income	—	—	440,778	—	440,778
Conversion of contributed surplus (note 10)	—	(496,000)	496,000	—	—
Dividends	—	—	(188,000)	—	(188,000)
Other comprehensive income	—	—	—	9,577	9,577

Balance as at September 30, 2009	$1	$7,155	$675,896	$(17,521)	$665,531

See accompanying notes to unaudited interim consolidated financial statements.

VIDEOTRON LTD.
Interim Consolidated Statements of Cash Flows
(in thousands of Canadian dollars)
(Unaudited)

	Three months ended September 30		Nine months ended September 30
	2009	2008	2009	2008
	(restated — note 2)		(restated — note 2)
Cash flows related to operating activities:
Net income	$148,476	$107,187	$440,778	$315,851
Adjustments for the following items:
Amortization of fixed assets	55,849	51,472	166,144	153,258
Amortization of intangible assets and other assets	3,982	2,043	11,124	6,301
(Gain) loss on valuation and translation of financial instruments (note 4)	(20,914)	169	(41,987)	(11,534)
Amortization of financing costs and long-term debt premium or discount (note 3)	687	536	1,470	1,046
Future income taxes	27,048	15,604	60,978	41,366
Other	795	(99)	(4,020)	562

	215,923	176,912	634,487	506,850
Net change in non-cash balances related to operations	43,464	666	(24,428)	(35,697)

Cash flows provided by operating activities	259,387	177,578	610,059	471,153
Cash flows related to investing activities:
Additions to fixed assets	(114,016)	(82,105)	(317,956)	(266,121)
Additions to intangible assets	(23,765)	(13,569)	(68,760)	(32,476)
Acquisition of preferred shares of a company under common control (note 6)	—	—	(190,000)	(585,000)
Acquisition of a company under common control	—	(354,549)	—	(554,549)
Other	833	1,179	11,164	2,082

Cash flows used in investing activities	(136,948)	(449,044)	(565,552)	(1,436,064)
Cash flows related to financing activities:
Net change in bank indebtedness	—	25,652	(3,613)	41,493
Issuance of long-term debt, net of financing costs (note 7)	—	(1,702)	325,544	447,636
Net borrowings under bank credit facility	—	247,516	(207,670)	120,782
Subordinated loan from parent company (note 6)	—	—	190,000	585,000
Reduction in paid-up capital	—	—	—	(120,000)
Dividends	(33,000)	—	(188,000)	(110,000)
Other	(70)	—	(228)	—

Cash flows (used in) provided by financing activities	(33,070)	271,466	116,033	964,911

Net change in cash and cash equivalents	89,369	—	160,540	—
Cash and cash equivalents, beginning of period	71,171	—	—	—

Cash and cash equivalents, end of period	$160,540	$—	$160,540	$—

Cash interest payments	$17,180	$23,783	$80,945	$71,037
Cash income tax payments (net of refunds)	152	37	419	248
Additions to intangible assets:
Internally developed	(8,999)	(7,241)	(27,870)	(21,817)
Externally developed	(14,766)	(6,328)	(40,890)	(10,659)

See accompanying notes to unaudited interim consolidated financial statements.

VIDEOTRON LTD.
Interim Consolidated Balance Sheets
(in thousands of Canadian dollars)
(Unaudited)

	September 30,	December 31,
	2009	2008
		(restated — note 2)

Assets
Current assets:
Cash and cash equivalents	$160,540	$—
Accounts receivable	171,752	164,375
Income taxes	255	189
Amounts receivable from affiliated companies	76,119	15,611
Inventories	50,417	48,296
Prepaid expenses	16,070	11,756
Future income taxes	3,133	35,982

	478,286	276,209

Investments (note 6)	2,245,000	2,055,000
Fixed assets	1,667,163	1,533,047
Intangible assets	704,217	646,493
Derivative financial instruments	19,249	124,187
Other assets	38,898	35,427
Future income taxes	718	1,038
Goodwill	432,477	433,878

	$5,586,008	$5,105,279

Liabilities and Shareholder’s equity
Current liabilities:
Bank indebtedness	$—	$3,613
Accounts payable and accrued charges	298,209	343,283
Amounts payable to affiliated companies	74,512	19,358
Deferred revenue	178,987	164,779
Income taxes	1,837	1,317

	553,545	532,350

Long-term debt (note 7)	1,630,833	1,807,997
Subordinated loan from parent company (note 6)	2,245,000	2,055,000
Derivative financial instruments	204,950	45,688
Future income taxes	252,213	229,479
Other liabilities	33,936	31,589

	4,920,477	4,702,103

Shareholder’s equity:
Capital stock (note 8)	1	1
Contributed surplus (note 10)	7,155	503,155
Retained earnings (deficit)	675,896	(72,882)
Accumulated other comprehensive loss (note 9)	(17,521)	(27,098)

	665,531	403,176

	$5,586,008	$5,105,279

Subsequent events (note 12)
See accompanying notes to unaudited interim consolidated financial statements.

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements
For the three-month and nine-month periods ended September 30, 2009
(tabular amounts are in thousands of Canadian dollars)
(Unaudited)
Videotron Ltd. (the “Company”) is a wholly-owned subsidiary of Quebecor Media Inc. (the parent company) and is a subsidiary of Quebecor Inc. (the ultimate parent company). The Company offers television distribution, Internet, business solutions, telephony and wireless services in Canada and operates in the rental of movies or televisual products through its Video-On-Demand service or its distribution and rental stores.
1.	Basis of presentation:

These interim consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). The same accounting policies have been used as described in the Company’s latest annual consolidated financial statements, with the exception of the changes described in note 2 below. However, these interim consolidated financial statements do not include all disclosures required under Canadian GAAP for annual consolidated financial statements and accordingly should be read in conjunction with the latest annual consolidated financial statements and the notes thereto. In the opinion of management, these interim consolidated financial statements contain all the adjustments considered necessary.

Certain comparative figures for the previous periods have been reclassified to conform to the presentation adopted for the three-month and nine-month periods ended September 30, 2009.

2.	Changes in accounting policies:

Current changes in accounting policies

On January 1, 2009, the Company adopted Canadian Institute of Chartered Accountants (“CICA”) Section 3064, Goodwill and Intangible Assets, which replaced Section 3062, Goodwill and Other Intangible Assets, and which resulted in the withdrawal of Section 3450, Research and Development Costs and of Emerging Issues Committee (“EIC”) Abstract 27, Revenues and Expenditures During the Pre-operating Period, and which resulted also in the amendment of Accounting Guideline (“AcG”) 11, Enterprises in the Development Stage. This new standard provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition, whether those assets are separately acquired or internally developed, as well as it clarifies the application of the concept of matching revenues and expenses. The adoption of Section 3064 eliminated the deferral of start-up costs which are now recognized as an expense as they are incurred. Consequently, the Company has adjusted opening deficit as if the new rules had always been applied in the past and the prior period comparative figures have been restated. As well, the Company made reclassifications in order to present certain assets, mainly software licences, as intangible assets instead of presenting them as fixed assets.

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
For the three-month and nine-month periods ended September 30, 2009
(tabular amounts are in thousands of Canadian dollars)
(Unaudited)
2.	Changes in accounting policies (continued):

Current changes in accounting policies (continued)

As a result of the adoption of these new rules, the following tables summarize the adjustments that were recorded in the interim consolidated financial statements:
Consolidated Balance sheet

	As of December	As of December
Increase (decrease)	31, 2008	31, 2007

Fixed assets	$(79,428)	$(39,938)
Intangible assets	79,428	39,938
Other assets	(653)	(2,617)
Future income tax liabilities	(175)	(704)
Deficit	478	1,913

Consolidated Statement of income

	Three months ended	Nine months ended
Increase (decrease)	September 30, 2008	September 30, 2008

Direct costs and operating expenses	$—	$(725)
Amortization	(211)	(1,028)
Future income tax expense	57	472

Future changes in accounting policies

The CICA issued three new accounting standards in January 2009 — Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements, and Section 1602, Non-controlling interests, to converge the accounting for business combinations and the reporting of non-controlling interest to International financial reporting standards (“IFRS”).

Section 1582, Business Combinations, replaces Section 1581, Business Combinations, and establishes new guidance on the recognition and measurement of all assets and all liabilities of the acquired business at fair value. Non-controlling interests are measured at either their fair value or at their proportionate share of the fair value of identifiable assets and liabilities. The measurement of consideration given now includes the fair value of any contingent consideration as of the acquisition date and subsequent changes in fair value of the contingent consideration classified as a liability are recognized in earnings. Acquisition-related costs are excluded from

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
For the three-month and nine-month periods ended September 30, 2009
(tabular amounts are in thousands of Canadian dollars)
(Unaudited)
2.	Changes in accounting policies (continued):

Future changes in accounting policies (continued)

the purchase price and are expensed as incurred. In addition, restructuring costs related to a business combination are no longer part of the purchase price equation and are expensed as incurred. Section 1582 applies prospectively to business combinations realized in or subsequent to the first annual reporting period beginning on or after January 1, 2011.

Section 1601, Consolidated Financial Statements, and Section 1602, Non-Controlling Interests, which together replace Section 1600, Consolidated Financial Statements, establish new guidance on accounting for non-controlling interests and for transactions with non-controlling interest. The new Sections require that non-controlling interest be presented as a separate component of shareholders’ equity. In the statement of income, net income is calculated before non-controlling interest and is then attributed to shareholders and non-controlling interest. In addition, changes in the Company’s ownership interest in a subsidiary that do not result in a loss of control are now accounted for as equity transactions. These Sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011, and have to be adopted concurrently with Section 1582.

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
For the three-month and nine-month periods ended September 30, 2009
(tabular amounts are in thousands of Canadian dollars)
(Unaudited)
3.	Financial expenses:

	Three months ended September 30		Nine months ended September 30
	2009	2008	2009	2008

Third parties:
Interest on long-term debt	$32,846	$28,490	$95,376	$79,763
Amortization of financing costs and long-term debt premium or discount	687	536	1,470	1,046
(Gain) loss on foreign currency translation of short-term monetary items	(606)	1,005	(8,908)	4,309
Other	(87)	(41)	(240)	(592)

	32,840	29,990	87,698	84,526
Affiliated parties:
Interest expense	59,421	68,285	175,829	202,726
Dividend income	(61,396)	(70,558)	(181,678)	(209,444)

	(1,975)	(2,273)	(5,849)	(6,718)

Interest capitalized to the cost of:
Fixed assets	(914)	—	(2,385)	—
Intangible assets	(8,699)	(3,700)	(24,937)	(3,700)

	(9,613)	(3,700)	(27,322)	(3,700)

	$21,252	$24,017	$54,527	$74,108

4.	(Gain) loss on valuation and translation of financial instruments:

	Three months ended September 30		Nine months ended September 30
	2009	2008	2009	2008

(Gain) loss on embedded derivatives	$(18,529)	$4,169	$(28,252)	$(2,744)
(Gain) loss on ineffective portion of fair value hedges	(2,385)	(4,000)	(13,735)	(8,790)

	$(20,914)	$169	$(41,987)	$(11,534)

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
For the three-month and nine-month periods ended September 30, 2009
(tabular amounts are in thousands of Canadian dollars)
(Unaudited)
5.	Pension plans:

The Company maintains defined benefit and contribution pension plans for its employees. The total costs were as follows:

	Three months ended September 30		Nine months ended September 30
	2009	2008	2009	2008

Pension plans:
Defined benefit plans	$694	$1,523	$2,229	$4,205
Defined contribution plans	1,612	1,394	4,426	4,148

	$2,306	$2,917	$6,655	$8,353

6.	Subordinated loan from parent company:

	September 30,	December 31,
	2009	2008

Subordinated loan — Quebecor Media Inc.	$2,245,000	$2,055,000

On January 9, 2009, CF Cable TV Inc., a wholly-owned subsidiary of the Company, increased the subordinated loan by $190.0 million from Quebecor Media Inc., bearing interest at a rate of 10.5%, payable every six months on June 20 and December 20, and maturing on January 9, 2024. On the same day, CF Cable TV Inc. invested the total proceeds of $190.0 million into 190,000 preferred shares, Series B, of 9101-0835 Québec Inc. These shares carry the right to receive an annual dividend of 10.85%, payable semi-annually.

The above transactions were carried out for tax consolidation purposes of Quebecor Media Inc. and its subsidiaries.

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
For the three-month and nine-month periods ended September 30, 2009
(tabular amounts are in thousands of Canadian dollars)
(Unaudited)
7.	Long-term debt:

On March 5, 2009, the Company issued US$260.0 million in aggregate principal amount of Senior Notes at a discount price of 98.625% for net proceeds of $332.4 million, including accrued interest of $6.9 million and net of financing fees of $6.9 million. The Senior Notes bear interest at a rate of 9.125% for an effective interest rate of 9.35% payable every six months on June 15 and December 15, and will mature on April 15, 2018. These Notes are unsecured and contain certain restrictions on the Company, including limitations on its ability to incur additional indebtedness, pay dividends and make other distributions. The Notes are guaranteed by specific subsidiaries of the Company and are redeemable at the option of the Company, at a decreasing premium commencing April 15, 2013. The Company has fully hedged the foreign currency risk associated with the new Senior Notes by using cross-currency interest rate swaps, under which all payments have been set in Canadian dollars at a foreign exchange rate of 1.2965.

Components of the long-term debt are as follows:

	September 30,	December 31,
	2009	2008

Bank credit facility	$—	$207,670
Senior Notes	1,644,254	1,558,998

	1,644,254	1,766,668

Change in fair value related to hedged interest rate risks	26,904	49,402
Adjustment related to embedded derivatives	(16,787)	11,465
Financing fees, net of amortization	(23,538)	(19,538)

	$1,630,833	$1,807,997

8.	Capital stock:
(a)	Authorized capital stock

An unlimited number of common shares, without par value, voting and participating.

An unlimited number of preferred shares, Series B, Series C, Series D, Series E, Series F, and Series H, without par value, ranking prior to the common shares with regards to payment of dividends and repayment of capital, non-voting, non-participating, a fixed monthly non-cumulative dividend of 1%, retractable and redeemable.

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
For the three-month and nine-month periods ended September 30, 2009
(tabular amounts are in thousands of Canadian dollars)
(Unaudited)
8.	Capital stock (continued):
(a)	Authorized capital stock (continued)

An unlimited number of preferred shares, Series G, ranking prior to all other shares with regards to payment of dividends and repayment of capital, non-voting, non-participating carrying the rights and restrictions attached to the class as well as a fixed annual cumulative preferred dividend of 11.25%, retractable and redeemable.

(b)	Issued capital stock

	September 30,	December 31,
	2009	2008

2,515,277 common shares, Series A	$1	$1

On several occasions during the year ended December 31, 2008, the Company reduced the paid-up capital of its common shares by total cash distributions of $120.0 million of which $73.8 million were recorded as a reduction of contributed surplus.

On September 23, 2008, as part of the acquisition of 9193-2962 Québec Inc., the Company issued one common share for a cash consideration of one dollar.

On September 3, 2009, the Company issued 450,000 preferred shares Series G, to 9212-7919 Québec Inc., the wholly-owned subsidiary of Le Superclub Videotron Ltée, for a total cash consideration of $450.0 million. Series G shares are eliminated upon consolidation.

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
For the three-month and nine-month periods ended September 30, 2009
(tabular amounts are in thousands of Canadian dollars)
(Unaudited)
8.	Capital stock (continued):
(c)	Stock-based compensation:

The following table provides details of changes to outstanding options under the main stock-based compensation plans established by the parent company for the nine-month period ended September 30, 2009:

	Outstanding options
		Weighted average
	Number	exercise price

As of December 31, 2008:	1,382,035	$42.35
Granted	451,000	36.15
Exercised	(3,058)	30.08
Cancelled	(2,961)	29.71

As of September 30, 2009	1,827,016	$40.86

Vested options as of September 30, 2009	80,604	$29.46

During the three-month and nine-month periods ended September 30, 2009, the net charge related to the parent company’s stock-based compensation plans was recorded in the amount of $1.3 million and of $1.1 million, respectively (a net charge of $0.3 million and a net reversal of $1.0 million, respectively, was recorded in 2008).

During the three-month and nine-month periods period ended September 30, 2009, no stock options were exercised during the three-months and 3,058 stock options were exercised for a cash consideration of $0.03 million for the nine-month period (43,181 stock options were exercised for a cash consideration of $0.9 million and 603,288 stock options were exercised for a cash consideration of $19.3 million in 2008, respectively).

9.	Accumulated other comprehensive loss:

Amounts accounted for in the accumulated comprehensive loss relate solely to cash flow hedges. No significant amount is expected to be reclassified to income over the next 12 months in connection with derivatives designated as cash flow hedges. The balance is expected to reverse over an 8 1/2-year period.

10.	Conversion of contributed surplus:

During the second quarter of 2009, the parent company authorized the Company to convert $496.0 million of contributed surplus to retained earnings.

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
For the three-month and nine-month periods ended September 30, 2009
(tabular amounts are in thousands of Canadian dollars)
(Unaudited)
11.	Significant differences between GAAP in Canada and the United States:

The Company’s interim consolidated financial statements are prepared in accordance with Canadian GAAP, which differ in some respects from those applicable in the United States (“U.S. GAAP”). The following tables set forth the impact of material differences on the Company’s consolidated financial statements between Canadian and U.S. GAAP.

(a)	Consolidated statements of income

	Three months ended September 30		Nine months ended September 30
	2009	2008	2009	2008
		(restated note 2		(restated note 2
		and note 11 (viii))		and note 11 (viii))

Net income as per Canadian GAAP	$148,476	$107,187	$440,778	$315,851

Non-controlling interest as per Canadian GAAP	(13)	52	156	107

Adjustments:
Push-down basis of accounting (i)	(2,152)	(2,152)	(9,288)	(6,456)
Change in the fair value and ineffective portion of derivative financial instruments (iv)	(5,925)	6,175	(13,079)	(9,960)
Share-based compensation (v)	(2,200)	—	(6,400)	(2,600)
Income taxes (vi)	7,276	(2,340)	(5,812)	(3,131)
Other	—	—	(15)	—

	(3,001)	1,683	(34,594)	(22,147)

Net income as adjusted per U.S. GAAP	$145,462	$108,922	$406,340	$293,811

Attributable to (vii):
Equity shareholder	$145,475	$108,870	$406,184	$293,704
Non-controlling interest	(13)	52	156	107

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
For the three-month and nine-month periods ended September 30, 2009
(tabular amounts are in thousands of Canadian dollars)
(Unaudited)
11. Significant differences between GAAP in Canada and the United States (continued):
(b) Consolidated statements of comprehensive income

	Three months ended September 30		Nine months ended September 30
	2009	2008	2009	2008
		(restated note 2		(restated note 2
		and note 11 (viii))		and note 11 (viii))

Comprehensive income as per Canadian GAAP	$158,330	$121,248	$450,355	$311,514

Non-controlling interest as per Canadian GAAP	(13)	52	156	107

Other adjustment to net income as per (a) above	(3,001)	1,683	(34,594)	(22,147)
Adjustments to other comprehensive income:
Derivative financial instruments (iv)	(11,048)	(3,147)	(12,710)	1,868
Income taxes (vi)	(1,024)	431	1,773	(549)

	(12,072)	(2,716)	(10,937)	1,319

Comprehensive income as per U.S. GAAP	$143,244	$120,267	$404,980	$290,793

Attributable to (vii):
Equity shareholder	$143,257	$120,215	$404,824	$290,686
Non-controlling interest	(13)	52	156	107

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
For the three-month and nine-month periods ended September 30, 2009
(tabular amounts are in thousands of Canadian dollars)
(Unaudited)
11. Significant differences between GAAP in Canada and the United States (continued):
(c) Consolidated balance sheets

	September 30, 2009		December 31, 2008
	Canada	United States	Canada	United States
			(restated — note 2)

Fixed assets	$1,667,163	$1,742,768	$1,533,047	$1,618,061
Goodwill	432,477	2,571,470	433,878	2,575,703
Future income tax assets	3,851	5,842	37,020	37,289
Other assets	38,898	11,703	35,427	14,764
Accounts payable and accrued charges	(298,209)	(310,650)	(343,283)	(328,700)
Long-term debt	(1,630,833)	(1,652,628)	(1,807,997)	(1,804,003)
Future income tax liabilities	(252,213)	(258,543)	(229,479)	(250,335)
Other liabilities	(33,936)	(4,877)	(31,589)	(12,337)
Contributed surplus	(7,155)	(5,118,353)	(503,155)	(5,118,353)
(Retained earnings) deficit	(675,896)	2,257,590	72,882	2,475,774
Accumulated other comprehensive loss	17,521	17,346	27,098	15,986

Accumulated other comprehensive loss as at September 30, 2009 and December 31, 2008 is as follows:

	September 30,	December 31,
	2009	2008

Accumulated other comprehensive loss as per Canadian GAAP	$(17,521)	$(27,098)
Adjustments:
Pension and postretirement benefits (iii)	9,359	9,359
Derivative financial instruments (iv)	(7,734)	4,976
Income taxes (vi)	(1,450)	(3,223)

	175	11,112

Accumulated other comprehensive loss as per U.S. GAAP	$(17,346)	$(15,986)

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
For the three-month and nine-month periods ended September 30, 2009
(tabular amounts are in thousands of Canadian dollars)
(Unaudited)
11. Significant differences between GAAP in Canada and the United States (continued):

On September 30, 2009, the Company adopted Accounting Standards Update (“ASU”) No. 2009-01, The FASB Accounting Standards CodificationTM and the Hierarchy of Generally Accepted Accounting Principles, previously issued as the Statement of Financial Accounting Standard No. 168. The Codification is approved as the single source of authoritative nongovernmental U.S. GAAP which does not change current U.S. GAAP, but is intended to simplify user access to all authoritative U.S. GAAP by providing all the authoritative literature related to a particular topic in one place. All existing accounting standard documents will be superseded and all other accounting literature not included in the Codification will be considered non-authoritative. Although the implementation of this update did not have an impact on the reconciliations contained herein, the references below now reflect the new codification.

(i)	Push-down basis of accounting:

The basis of accounting used in the preparation of this reconciliation of Canadian GAAP to U.S. GAAP reflects the push-down resulting from the acquisition of the Company and its subsidiaries on October 23, 2000 by Quebecor Media Inc. Under Canadian GAAP, each entity has retained the historical carrying value basis of its assets and liabilities. The excess of the purchase price over the value assigned to the net assets of the Company at the date of acquisition has been allocated to goodwill and has been amortized, up to December 31, 2001, on the straight-line basis over 40 years.

As at September 30, 2009, the push-down resulted in an increase in fixed assets of $77.2 million, an increase in goodwill of $2,139.0 million, an increase in future income tax liability of $21.5 million, an increase in contributed surplus of $4,577.0 million and an increase in the deficit of $2,382.3 million

(ii)	Goodwill impairment:

The accounting requirements for goodwill under Canadian GAAP and U.S. GAAP are similar in all material respects. However, in accordance with the transitional provisions contained in Section 3062 of the CICA Handbook, an impairment loss recognized during the financial year in which the new recommendations were initially applied in 2001 was recognized as the effect of a change in accounting policy and charged to opening retained earnings, without restatement of prior periods. Under U.S. GAAP, an impairment loss recognized as a result of a transitional goodwill impairment test was recognized as the effect of a change in accounting principles in the statement of operations above the caption “net income”.

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
For the three-month and nine-month periods ended September 30, 2009
(tabular amounts are in thousands of Canadian dollars)
(Unaudited)
11. Significant differences between GAAP in Canada and the United States (continued):
(iii)	Pension and postretirement benefits:

Under U.S. GAAP, Statement of Financial Accounting Standards (SFAS) No. 158, Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans, now contained in Codification Topic 715, Compensation — Retirement Benefits, requires the recognition of the over- or under-funded positions of defined benefit pension and other postretirement plans on the balance sheet, along with a corresponding non-cash adjustment to be recorded in accumulated other comprehensive income (loss).

Under Canadian GAAP, a company is not required to recognize the over- or under-funded positions or to recognize an additional minimum liability. However, when a defined benefit plan gives rise to an accrued benefit asset, a company must recognize a valuation allowance for the excess of the adjusted benefit asset over the expected future benefit to be realized from the plan assets. U.S. GAAP does not provide for a valuation allowance against pension assets.

(iv)	Derivative financial instruments and hedging accounting:

Since January 1, 2007, standards for hedge accounting under Canadian GAAP are similar to those under U.S. GAAP, as established by SFAS 133, Accounting for Derivative Instruments and Hedging Activities, now contained in Codification Topic 825, Derivatives and Hedging.

However, under Canadian GAAP, certain embedded derivatives, such as early settlement options included in some of the Company’s borrowing agreements, do not meet the criteria to be considered closely related to their host contracts and, therefore must be recorded at their fair value with changes in income. Under U.S. GAAP, these embedded derivatives are considered closely related to their host contract and do not have to be recorded separately at their fair values. Accordingly, the measurement of ineffective hedging relationships recorded in income under U.S. GAAP differs from the measurement under Canadian GAAP.

(v)	Stock-based compensation:

Under U.S. GAAP, in accordance with SFAS 123R, Share-Based Payment, now contained in Codification Topic 718, Compensation — Stock Compensation, the liability related to stock-based awards that call for settlement in cash or other assets must be measured at its fair value based on the fair value of stock option awards and is re-measured at the end of each reporting period. Under Canadian GAAP, the liability is measured and re-measured based on the intrinsic values of the stock option awards instead of the fair values.

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
For the three-month and nine-month periods ended September 30, 2009
(tabular amounts are in thousands of Canadian dollars)
(Unaudited)
11. Significant differences between GAAP in Canada and the United States (continued):
(vi)	Income taxes:

The Company and a subsidiary have entered into tax consolidation transactions with a parent company through which tax losses were transferred between the parties. Under Canadian GAAP, these transactions resulted in the recognition of deferred credits. Under U.S. GAAP, since these transactions relate to asset transfers between related parties, the difference between the carrying value of the tax benefits transferred and the cash consideration received or paid is recognized in contributed surplus.

Under Canadian GAAP, income taxes are measured using substantively enacted tax rates, while under U.S. GAAP measurement is based on enacted tax rates.

Furthermore, under U.S. GAAP, the FASB issued interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48), an interpretation of SFAS 109, Accounting for Income Taxes, now contained in Codification Topic 740, Income Taxes. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS 109 and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance as to derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Under Canadian GAAP, there is no such interpretation and therefore the reserve related to income tax contingencies is not based on the same level of likelihood as prescribed by FIN 48.

(vii)	Business combinations and non-controlling interest:

As of January 1, 2009 the Company adopted SFAS 141R, Business Combinations, and SFAS 160, Non-controlling Interests in its consolidated financial statements, now contained in Codification Topic 805, Business Combinations, and in Codification Topic 810, Consolidation, respectively.

The provisions of SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after December 31, 2008. SFAS 141R establishes new guidance on the recognition and measurement of all assets and all liabilities of the acquired business at fair value. Non-controlling interests are measured at either their fair value or at their proportionate share of the fair value of identifiable assets and liabilities. The measurement of consideration given now includes the fair value of any contingent consideration as of the acquisition date and subsequent changes in fair value of the contingent consideration classified as a liability are recognized in earnings. Acquisition-related costs are excluded from the purchase price and are expensed as incurred. In addition, restructuring costs related to a business combination are no longer part of the purchase price equation and are expensed as incurred. The adoption of this Section has not yet created a difference between Canadian and U.S. GAAP.

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
For the three-month and nine-month periods ended September 30, 2009
(tabular amounts are in thousands of Canadian dollars)
(Unaudited)
11. Significant differences between GAAP in Canada and the United States (continued):
(vii)	Business combinations and non-controlling interest (continued):

The new rules under SFAS 160 establish new guidance on accounting for non-controlling interests and for transactions with non-controlling interest. SFAS 160 requires that non-controlling interest be presented as a separate component of shareholders’ equity. In the statement of income, net income is calculated before non-controlling interest and is then attributed to shareholders and non-controlling interest. In addition, changes in the Company’s ownership interest in a subsidiary that do not result in a loss of control are now accounted for as equity transactions. The new presentation applies retroactively and U.S. GAAP prior periods figures have been restated.

(viii)	Development and pre-operating costs:

As a result of the adoption of CICA Section 3064 (note 2), the accounting rules related to start-up costs have been harmonized with U.S. GAAP and accordingly, a U.S. GAAP adjustment in connection with these costs is no longer required. The prior period U.S. GAAP adjustment has been restated since the new rules under Canadian GAAP were applied retroactively with restatement of prior period figures.

(ix)	Fair value measurements:

On January 1, 2009, the Company adopted the provisions of SFAS 157, Fair Value Measurements, now contained in Codification Topic 820, Fair Value Measurements and Disclosures, related to the guidance for using fair value to measure certain non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. The adoption had no impact on its consolidated financial statements.

(x)	Conversion of contributed surplus:

During the second quarter of 2009, the Company eliminated its deficit by converting $496.0 million of contributed surplus. Under Canadian GAAP, this transaction was permitted by obtaining the proper authorization from the parent company. Under US GAAP, the Company did not meet the requirements set forth by the SEC’s “Quasi-Reorganization” SAB 5-S; hence, the transaction was not allowed under US GAAP.

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
For the three-month and nine-month periods ended September 30, 2009
(tabular amounts are in thousands of Canadian dollars)
(Unaudited)
12. Subsequent events:
(a)	Dividend:

On October 15, October 30 and November 5, 2009, the Company paid dividends to its parent company for total cash distributions of $12.0 million, $15.0 million and $25.0 million, respectively.

(b)	Part II license fees — CRTC:

In 2003 and 2004, a number of companies, including Videotron Ltd., brought suit against the Crown before the Federal Court alleging that the Part II license fees (“Part II fees”) having to be paid annually to the Canadian Radio-television and Telecommunications Commission (“CRTC”) by broadcasters and broadcasting distribution undertakings constituted, in fact and in law, unlawful taxes under the Broadcasting Act (Canada). Following a Federal Court of Appeal judgment in 2008 overturning a Federal Court ruling in favour of the plaintiffs, leave to appeal to the Supreme Court of Canada was granted in 2008. On October 7, 2009, the parties in this case, including Videotron Ltd., signed an out-of-court settlement whereby the plaintiff companies withdrew their legal challenge and monetary claims, and the government agreed not to claim the unpaid Part II fees for the period of September 1, 2006 through August 31, 2009. In view of this settlement, the Company will reverse in the fourth quarter of 2009 a $33.8 million provision for unpaid Part II fees as of August 31, 2009. Under the out-of-court settlement, the government also undertook to recommend that the CRTC amend its regulations to limit the amount of the Part II fees for the period subsequent to August 31, 2009. To date, however, the current regulatory rate remains applicable to the Company and will continue to apply until such time as it is amended by the CRTC.

(c)	Subordinated loan:

On October 21, 2009, the Company contracted a subordinated loan of $820.0 million from Sun Media Corporation, a wholly-owned subsidiary of the parent company, bearing interest at a rate of 11.24%, payable semi-annually on June 20 and December 20, and maturing on October 21, 2024. The subordinated loan is pre-payable by the Company in whole or in part, including accrued interest, at any time prior to maturity. On the same day, the Company invested the total proceeds of $820.0 million into 41 Class C preferred shares, of Sun Media Corporation. The Class C Preferred Shares are redeemable at the option of the Sun Media Corporation or retractable at the option of the Company at the paid-up value, are non-voting and carrying a 11.25% annual fixed cumulative preferential dividend payable semi-annually on June 20 and December 20.

As a result of these tax consolidation transactions, Sun Media Corporation will receive a cash consideration from the Company in exchange for the tax benefits to be transferred.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIDEOTRON LTD.
Date: November 9, 2009	By:	/s/ Marie-Joseé Marsan
		Name:	Marie-Joseé Marsan
		Title:	Vice-President, Finance and Chief Financial Officer